-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------
                                  SCHEDULE TO
                                (RULE 14d-100)

      Tender Offer Statement Pursuant to Section 14(D)(1) or 13(E)(1) of
                      the Securities Exchange Act of 1934

                              CHEMFAB CORPORATION
                           (Name of Subject Company)

                            PPLC ACQUISITION CORP.
                                NORTON COMPANY
                           COMPAGNIE DE SAINT-GOBAIN
                                  (Offerors)

                   Common Stock, Par Value, $0.10 per Share
                        (Title of Class of Securities)

                               ---------------
                                   16361L102
                     (Cusip Number of Class of Securities)

                             John R. Mesher, Esq.
                           Saint-Gobain Corporation
                            750 E. Swedesford Road
                            Valley Forge, PA 19482
                           Telephone: (610) 341-7000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                  Copies to:

                            Carole Schiffman, Esq.
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                           New York, New York 10017
                           Telephone: (212) 450-4000

                           CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

             Transaction Valuation*                     Amount of Filing Fee**
------------------------------------------------------------------------------
                 $140,196,478                                  $28,039

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
* Calculated by (i) multiplying $18.25, the per share tender offer price, by 7,463,357, the sum of the number of shares of common stock of Chemfab Corporation sought in the Offer, plus (ii) payments to holders of options that are vested and exercisable or will become vested and exercisable upon the change of control with an exercise price less than $18.25 in an amount per option equal to the difference between (a) $18.25 and (b) the applicable exercise price, based on 1,596,085 outstanding options with an average weighted exercise price of $15.75 per share.
** Calculated as 1/50 of 1% of the transaction value.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:    Not applicable. Filing Party: Not applicable.
      Form or Registration No.:  Not applicable. Date Filed:   Not applicable.

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X]third-party tender offer subject to Rule 14d-1.

  [_]issuer tender offer subject to Rule 13e-4.

  [_]going-private transaction subject to Rule 13e-3.

  [_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 TENDER OFFER

   This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to an offer by PPLC Acquisition Corp., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of Norton Company, a Massachusetts corporation ("Parent"), which is an indirect wholly owned subsidiary of Compagnie de Saint-Gobain, a French corporation ("Saint-Gobain"), to purchase all outstanding shares of common stock, par value $0.10 per share (the "Shares") of Chemfab Corporation, a Delaware corporation (the "Company"), at $18.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l) and (a)(2)(which are herein collectively referred to as the "Offer").

   The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

Item 12. Materials to be Filed as Exhibits.

     (a)(1) Offer to Purchase dated August 2, 2000.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

            Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
     (a)(4) Other Nominees.

     (a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
            Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.

     (a)(7) Summary Advertisement dated August 2, 2000.

     (b)    Not applicable.

     (c)    Not applicable.

     (d)(1) Agreement and Plan of Merger, dated as of July 25, 2000, among the Company, Parent and Purchaser.

     (d)(2) Voting Agreement, dated as of July 25, 2000, among Purchaser and the stockholders named therein.

     (d)(3) Confidentiality Agreement, dated as of February 2, 2000, between the Company and Saint-Gobain Performances Plastics Corporation.

     (d)(4) Confidentiality Agreement, dated as of March 14, 2000, between the
            Company and Saint-Gobain Performance Plastics Corporation.

     (e)    Not applicable.

     (f)    Not applicable.

     (g)    Not applicable.

     (h)    Not applicable.

                                   SIGNATURES

   After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 2, 2000

                                          PPLC Acquisition Corp.

                                             /s/ George B. Amoss
                                          By: _________________________________
                                             Name: George B. Amoss
                                             Title: Vice President and Chief
                                              Financial Officer

                                          Norton Company

                                             /s/ George B. Amoss
                                          By: _________________________________
                                             Name: George B. Amoss
                                             Title: Vice President, Finance

                                          Compagnie de Saint-Gobain

                                             /s/ Gianpaolo Caccini
                                          By: _________________________________
                                             Name: Gianpaolo Caccini
                                             Title: Senior Vice President

                                 EXHIBIT INDEX

     Exhibit No.
     -----------
       (a)(1)    Offer to Purchase dated August 2, 2000.

       (a)(2)    Letter of Transmittal.

       (a)(3)    Notice of Guaranteed Delivery.

       (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

       (a)(5)    Letter to Clients for Use by Brokers, Dealers, Commercial
                 Banks, Trust Companies and Other Nominees.

       (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

       (a)(7)    Summary Advertisement dated August 2, 2000.

       (d)(1) Agreement and Plan of Merger, dated as of July 25, 2000, among the Company, Parent and Purchaser.

       (d)(2) Voting Agreement, dated as of July 25, 2000, among Purchaser and the stockholders named therein.

       (d)(3) Confidentiality Agreement, dated as of February 2, 2000, between the Company and Saint-Gobain Performance Plastics
                 Corporation.

       (d)(4) Confidentiality Agreement, dated as of March 14, 2000, between the Company and Saint-Gobain Performance Plastics Corporation.